UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023	Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: April 4, 2023	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agricultural Lease Agreement

99.2	Amendment Number Three to Credit Agreement

99.3	Amendment Number Four to Credit Agreement

99.4	Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers Participation Fee

99.5	Form 13-502F1 Class 1 and Class 3B Reporting Issuers - Participation Fee

99.6	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO

99.7	Form 52-109F1 Certification of Annual Filings Full Certificate - CFO